September 21, 2005

Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	Siboney Corporation
Form 10-K for the year ended December 31, 2004
File No. 1-03952
Comment letter dated September 8, 2005

Dear Mr. Gordon:

In response to your September 8, 2005 letter, Siboney Corporation (the Company) provides the following information and explanations.

1. Please tell us what gave rise to the Refundable income taxes asset at December 31, 2004, and your accounting policy related to this asset.

The forecasted income before income taxes for the year ended December 31, 2004 was significantly higher than the actual income before income taxes of $101,172. The Company made estimated tax payments totaling approximately $600,000 in the first half of the fiscal year when operating results were consistent with forecasted annual income before taxes. In the third quarter of 2004, income before taxes decreased significantly due to litigation settlement expense of approximately $615,000 and higher general and administrative expenses than anticipated due to increased legal fees. Lower income before taxes resulted in a refund due to the Company for the year ended December 31, 2004.

The Company received a refund of $406,584 from the IRS in April 2005. The remainder of the refundable income taxes asset of $620,769 less the April refund will either be refunded from the December 31, 2004 returns or applied to 2005 estimated payments.

The Company’s accounting policy is to calculate estimated tax payments based on annual forecasted income before income taxes adjusted for permanent differences between book and tax and changes in temporary differences between book and tax.

2. Please tell us your policy for recognizing revenues under agreements where goods shipped by you can be returned within 45 days and agreements where products may be returned after longer periods if the customer is not satisfied. Please cite the accounting literature that you have relied upon in your response.

The Company recognizes revenue in accordance with SOP 97-2, Software Revenue Recognition. Revenue for software sales is recognized when persuasive evidence of an agreement exists, delivery of the software has occurred, the fee is fixed or determinable, and collectibility is probable.

The Company’s product sales meet the six criteria provided in SFAS No. 48, Revenue Recognition When Right of Return Exists (SFAS 48), paragraph 6. Reserves for estimated returns and allowances are provided at the time revenue is recognized in accordance with SFAS 48, paragraph 7. Such reserves are recorded based upon historical rates of returns and allowances and other factors. Total returns approximated 2% of gross sales in 2004. The allowance for returns at December 31, 2004 was $38,005.

While certain product lines previously had a return policy of 12 months, the Company changed the return policy to 45 days in 2005.

3. Please expand your accounting policy for software development costs to address at least the following:

• The types of costs that are capitalized
• The point at which you cease capitalizing costs related to software development; and
• Your impairment policy for capitalized software development costs.

Salary and estimated payroll taxes are capitalized for the employees that work on capitalized software based on actual direct development hours. Additionally, consulting fees for outside consultants are capitalized.

The Company ceases capitalizing costs when the product is released for sale to customers.

On an annual basis, the Company reviews each capitalized project for impairment. If the remaining book value of a capitalized project cannot be supported by anticipated future revenue net of future costs, the Company would write down the asset to net realizable value. In future filings, the Company will expand the discussion of this accounting policy to include the foregoing, as appropriate.

* * *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2004. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Timothy J. Tegeler

Timothy J. Tegeler
Chairman and Chief Executive Officer
Siboney Corporation